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                                 Exhibit 11




     Earnings per common share is computed as net income (loss) divided by the weighted average number of common shares outstanding. Earnings per common share has not been included herein as the computation would not provide meaningful results as the capital structure of Barneys New York, Inc. is not comparable to that of Barney's, Inc. prior to the effectiveness of its plan of reorganization.